GLOBAL corporate compliance

04045013

September 14, 2004

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Press Release dated June 30, 2004

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

B Davis

Brenda Davis
Associate

dlw 9/23

encl.

Global Corporate Compliance Inc. 602, 304 8th Avenue SW Calgary AB T2P 1C2
Tel: 403.216.8450 **Fax:** 403.216.8459 **web:** www.globalcci.com **email:** info@globalcci.com

82-4931

SOLANA
Petroleum Corp.

121 E. Birch Ave., Suite 508
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP. ANNOUNCES CORPORATE REORGANIZATION, AGREEMENT TO EXTINGUISH LONG-TERM DEBT

SEC 12g 3-2(b) Exemption # 82-4931

June 30, 2004

Mr. J. Bruce Carruthers II reports:

Solana Petroleum Corp. ("Solana" or the "Corporation") announced today that it has reached an agreement with debt holders to exchange US$ 406,250 in long-term Solana debt for 255,000 shares of Q-Gold Resources Ltd. ("Q-Gold"), which when effected, will extinguish all of its long-term debt. The latter company will emerge from the reverse takeover ("RTO") of Solana by Hexagon Gold (Ontario) Ltd., a privately owned corporation. Upon completion of the RTO and compliance with Tier 2 Maintenance Requirements of the TSX Venture Exchange ("TSX-V"), the Corporation will make application to the TSX-V to list the common shares of Q-Gold for trading. Solana is applying to the NEX for approval of the shares-for-debt transaction.

The RTO, name change to Q-Gold and a share consolidation on the basis of nine old for one new share, were the subject of an Information Circular filed by Solana with the TSX-V in November 2003. All these actions were approved by Solana shareholders at the Corporation's annual meeting on 22 December 2003, as was the entire slate of Directors proposed for election.

In connection with the RTO, Solana acquired an 18,740 acre gold tract near Mine Centre, Ontario. The Mine Centre tract, in addition to the over 100 surface quartz veins where gold values have been recorded, includes the historic Foley and Golden Star mines. These mines together produced in excess of 16,000 officially recorded ounces of gold in the late 1890s. Solana has exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting a Net Smelter Return (NSR) of two percent on all metals production from the property. The transaction is subject to the approval of the NEX.

Subject to completion of the financings described below, the Corporation plans an extensive drill program of over 34,000 feet of core to attempt to confirm an estimated 40,000 tons of ore grading 0.5 ounces of gold per ton ("OPT") of "proven/probable reserves" and 400,000 tons of "speculative reserves" also grading 0.5 OPT from two of the six principal gold-bearing veins at the Foley Mine. These "reserves" were reported by the Ontario Geological Survey ("OGS") in 1998 in its annual survey of Mineral Deposits in the Kenora, Ontario Mining District (Open File Report #5969). The Foley Mine contains three existing shafts and over 3.5 kilometers of drifts and cross-cuts on 7 levels to 850 feet.

The drilling program will also attempt to confirm published reports in the Fort William "Ontario Daily Times Journal" of 21 May 1925, furnished to Solana by the Kenora Mining District Office, concerning a hole drilled to the south of the Foley Mine in 1925 by British Canadian Mines Ltd. This

SOLANA
Petroleum Corp.

hole reportedly penetrated an ultramafic lamprophyre-intruded vein and encountered 297 net feet of "mill grade ore" from about 800 to 1,192 feet, the top 18' of which assayed an average of 1.2 OPT. It also reportedly encountered schisted wall rock of unknown extent which assayed 2.73 OPT. A second hole drilled in the Foley Mine, at a depth of 700 feet reportedly encountered 25 feet of mineralized "Sulfide Vein" containing gold, pyrite and galena with visible gold in the core at a depth of 720 feet.

Open File Report # 5969 also lists estimated tonnages at the Golden Star Mine at 10,000 tons grading 0.45 OPT, 20,000 tons at 0.4 OPT, and an additional 35,000 tons grading 0.15 OPT, contained in tailing dumps. The drill program proposed above will also include thirteen 500 foot core holes as well as sampling and assaying of the tailings dumps to confirm these tonnages and grades at the Golden Star Mine. It will also test the 13 remaining unexplored veins in the complex.

All the above reports will require substantiation by drilling and assaying before any economic significance can be attached to them, as they preceded the introduction of NI 43–101 and the CIM-approved standards that it requires. This policy establishes precise definitions for various categories of mineral resources and reserves for use in reporting by public companies.

As part of the RTO and in accordance with Tier 2 Maintenance Requirements of the TSX-V, the Corporation has proposed a $500,000 private placement to fund the initial work program as recommended by Northwestern Development Services in the Qualifying Technical Report, prepared in accordance with National Instrument 43-101. The company is currently seeking the remaining $300,000 in flow-through eligible funds to complete the private placement. Each unit of the private placement consists of one common share at $0.20 and one-half share purchase warrant; one full warrant entitling the holder to purchase an additional common share of the corporation for $0.30 within six months.

Upon completion of the RTO, shares-for-debt transaction, acquisition of the Foley Mine Complex and the $500,000 private placement, the corporation will have 9,918,989 common shares issued and outstanding, of which 4,500,000 will be escrowed and released over a three year period.

After the commencement of trading in Q-Gold's shares on the TSX-V, the Corporation will seek a $2.0 million broker-assisted flow-through financing to conduct the advanced exploration program on its Mine Centre gold tract described above.

For more information, please contact:

J. Bruce Carruthers II, President at (928) 779-0166